

June 3, 2011

Kenneth P. Regan
Chief Executive Officer
INREIT Real Estate Investment Trust
216 South Broadway, Suite 202
Minot, North Dakota

**Re: INREIT Real Estate Investment Trust
        Registration Statement on Form 10-12G
        Supplemental Response Received May 23, 2011
        File No. 000-54295**

Dear Mr. Regan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to our letter dated May 9, 2011. Please file an amended registration statement on Form 10.

2.   We note your response to comment 9 of our letter dated May 9, 2011. Please revise your proposed risk factor to specifically state if you sold shares that did not qualify for a valid exemption under the Securities Act. Please also quantify the impact that potential rescission rights may have on your business.

Item 3. Properties, page 71

3.   We note your response to comment 5 of our letter dated May 9, 2011 in which you indicate that you require all commercial properties to have long-term leases in place before consideration is given for possible acquisition. We further note you do not

describe what percentage of your NOI is based on in-place leases at the time you acquired the property. We therefore reissue our prior comment in part. Please describe what percentage of your NOI is based on in-place leases at the time you acquired the property and whether you made assumptions that go beyond in-place leases.

Funds From Operations, page 69

4.   We note your response to prior comment 3 and Exhibit A. For clarity, please additionally revise any reference to "FFO" in the reconciliation and the introduction language to be "FFO applicable to common shares and limited partnership units" to more appropriately title the measure presented. Also, please tell us why your 2010 adjustments for noncontrolling interest and depreciation and amortization in the reconciliation are in excess of the corresponding captions on the income statement or revise.

5.   Please tell us why your adjustments for gains on asset sales within Exhibit A do not agree to gains on the disposals of assets on the income statement. It appears that you have also adjusted for a bargain purchase gain and insurance proceeds. To the extent you present an additional FFO measure that adjusts for items not consistent with the NAREIT definition, please title the additional measure as "Adjusted FFO attributable to common shares and limited partnership units" and reconcile first to the FFO measure consistent with NAREIT definition and then further to your Adjusted measure, if applicable. Also, expand your narrative discussion to explain why you believe the Adjusted measure is useful to investors in accordance with Item 10(e)(1)(i)(C) of Regulation S-K. Furthermore, please disclose the amounts included in results from discontinued operations.

Item 6. Executive Compensation, page 94

6.   Expand your disclosure to include the financing coordination fee as detailed in your response to comment 12 from our letter dated May 9, 2011.

Financial Statements

Notes to Consolidated Financial Statements

General

7.   In your response to comment 2 from our letter dated May 9, 2011, you state that you evaluate each individual property's performance using NOI. In light of this, it appears that your individual properties possess the characteristics of operating segments. Please provide us your analysis of how you determined that you only have one reportable segment. Please cite the guidance that you relied upon.

Note 2 – Principal Activity and Significant Accounting Policies, page 2

8.   You state that you proportionally consolidate your investment in Marketplace Investors and refer us to your analysis regarding tenant in common properties. However, based on your disclosures and response, it appears that you own 50% of Marketplace Investors through LLC membership units, not tenant in common interests. Thus, we reissue our previous comment. Please clarify if you consolidate or proportionally consolidate Marketplace Investors, LLC, and provide us with your analysis and GAAP basis for that accounting treatment including a discussion of the rights you hold specifically in Marketplace Investors, LLC. Discuss whether you are the managing member of the entity.

9.   Please revise to include your accounting policy for all tenant in common interests. Please explicitly state that approval of other owners is not required to finance, develop, sell, or operate the real estate as represented in your response. Also, clarify for us if you have any arrangements with the other tenant in common interest holders in addition to the tenant in common agreements (i.e. management agreements, etc.).

Financing Costs, page 11

10.   We note your policy for amortizing financing costs. Please tell us your basis for using the straight line method rather than the effective interest method.

Note 5 – Notes Receivable, page 16

11.   We note your response to comment 54 in our letter dated April 6, 2011. Please provide us with a more detailed analysis of how you determined that the buyer's initial and continuing investments were adequate to demonstrate a commitment to pay for the property. Please specifically address paragraphs 9-24 of ASC 360-20-40 in your response. Also, clarify the terms of the sale to us including the consideration transferred. We note that you have a note receivable outstanding related to this sale and that no payments were made in 2009 or 2010. Please tell us when payments were received and when stabilization was achieved. Also, clarify if, once stabilization is achieved, the vacancy rate of the property impacts the repayment of the note.

Note 17 – Related Party Transactions, page 28

12.   You state that the $143,244 was capitalized related to fees paid to the Advisor for the successful completion of a construction project and not the "acquisition" of a property. Please provide us with the details of this project and your analysis of how you determined this to be an asset acquisition rather than a business combination. For reference, see ASC 805.

Note 21 – Business Combinations and Disposals, page 33

13.   We await the filing of your next amendment regarding the per share value ascribed to the securities issued in each acquisition. Please also provide us with the details of the transactions that occurred with unrelated parties that you relied upon in your fair value determinations.

14.   Please expand your disclosure to discuss the significant assumptions/factors considered in fair valuing the properties you acquire.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Howard Efron, Staff Accountant, at 202-551-3439 or Jessica Barberich, Assistant Chief Accountant, at 202-551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Attorney-Advisor, at 202-551-3758 or me at 202-551-3655 with any other questions.

                                        Sincerely,

                                        Sonia Barros
                                        Special Counsel

cc: Phil Colton, Esq.
        Joy Newborg, Esq.
        Via *facsimile:* (612) 604-6913